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SEC FILE NUMBER	001-38441
CUSIP NUMBER	03755L104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Apergy Corporation

Full Name of Registrant

N/A

Former Name if Applicable

2445 Technology Forest Blvd

Address of Principal Executive Office (Street and Number)

The Woodlands, Texas 77381

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed).

Apergy Corporation (the “Company”) is filing this Form 12b-25 because it has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

After issuance of its earnings release for the third quarter of 2019 (the “Q3 Earnings Release”), as part of the Company’s regular internal audit work in preparation for management’s first assessment of the Company’s internal control over financial reporting, which will be included in the Company’s 2019 annual report on Form 10-K, the Company became aware of an error at its Electric Submersible Pump business unit (“ESP”). Management determined to undertake additional work to evaluate this error and the implications for the Company’s internal control over financial reporting. On the basis of the work performed to date, management believes that the Company has one or more material weaknesses in internal control over financial reporting. Management is in the process of completing its evaluation of the nature and level of these control deficiencies and will report the outcome of its evaluation, and its plans for remediation, in the Form 10-Q.

As a result of the control deficiencies that management is evaluating, management also determined that it needed to undertake certain additional accounting procedures prior to completing the Company’s unaudited condensed consolidated financial statements for the three-and nine-month periods ended September 30, 2019 (the “Q3 Financial Statements”), which will be included in the Form 10-Q. Based upon the additional accounting procedures performed to date, (i) the Company does not currently expect to record any adjustments to the financial statements included in its Quarterly Reports on Form 10-Q for the fiscal periods ended March 31, 2019 and June 30, 2019 as the adjustments identified to date are deemed to be immaterial to those periods; and (ii) except for the adjustment discussed below, the Company does not currently expect to record any further adjustments to the Q3 Earnings Release.

As a result of reconciliation procedures performed in connection with the Company’s regularly scheduled physical inventory conducted for the ESP business in early November 2019, the Company currently expects to record in the Q3 Financial Statements a pre-tax increase in cost of goods sold in the range of $3.5 to $5.0 million that was not reflected in the Q3 Earnings Release. The Company believes that an overstatement of inventory and fixed assets in ESP as of September 30, 2019, for which this adjustment is being made, resulted from a material weakness in internal control over financial reporting. The Company cautions that this adjustment is preliminary and, until completion of the additional accounting procedures and completion and review of the Q3 Financial Statements, this adjustment is subject to change and there can be no assurance that additional adjustments will not be required to the financial information contained in the Q3 Earnings Release or the Company’s previously-issued financial statements.

The Company is working diligently to complete the work described above and file the Form 10-Q by November 19, 2019.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. The forward-looking statements include statements or expectations regarding the Company’s internal control over financial reporting, the Company’s financial statements, the timing of the Company’s filing of the Form 10-Q, and related matters. These statements are based on current expectations, estimates, projections, beliefs and assumptions of our management, which involve significant risks and uncertainties. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of the evaluation of internal control over financial reporting and the additional accounting procedures being conducted by the Company’s management, the results of the independent auditor’s review of the Company’s financial statements, and related matters. Any forward-looking statements are presented as of the date made, and the Company disclaims any duty to update such statements unless required by law to do so.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay A. Nutt	(281)	403-5772
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A copy of the Q3 Earnings Release was furnished under Item 2.02 of the Company’s Current Report on Form 8-K dated October 23, 2019. The information in the Q3 Earnings Release is to be adjusted by the pre-tax charge described in Part III above (subject to completion of the work described therein).

Apergy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2019	By	/s/ Jay A. Nutt
		Name:	Jay A. Nutt
		Title:	Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)